UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Bioverge, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   August 17, 2017

Physical address of issuer
237 Kearny Street, #9171, San Francisco, CA 94108

Website of issuer
www.bioverge.com

Current number of employees
2

Bioverge, Inc.

 BIOVERGE

Annual Report

2021

Annual Report 2021

Throughout this document, mentions of Bioverge refer to Bioverge, Inc., a corporation formed on August 17, 2017, in State of Delaware (the "Company"). The Company's physical address is 237 Kearny Street, #9171, San Francisco, CA 94108.

You may contact the Company by emailing info@bioverge.com. This annual report is posted on the Company's website, www.bioverge.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Bioverge, Inc. ("Bioverge" or "Company") is a corporation formed on August 17, 2017, in the State of Delaware. The Company's physical address is 237 Kearny Street, #9171, San Francisco, CA 94108. The Company's web site may be accessed at www.bioverge.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Neil Littman

Board positions with Bioverge

Dates	Position	Principal Occupation
08/17/17 - Present	Board Member	Founder & CEO, Bioverge

Positions with Bioverge

Dates	Position	Responsibilities
08/17/17 - Present	Founder & CEO	Managing day-to-day operations

Business Experience

Neil Littman, M.S. is a founder, CEO, and General Partner at Bioverge, an impact investment platform that funds visionary entrepreneurs with a goal to bring science fiction to life. Mr. Littman has been the CEO, President, CFO, Treasurer and Secretary of Bioverge, Inc. since 2017 to present day. Mr. Littman has been the Managing Director of Bioverge Funds Managmeent, LLC since 2016 as well.

Bioverge's investments are focused on companies spanning the intersection of healthcare and technology that use advanced technology to modernize healthcare, from bench-to-bedside. Previously, Mr. Littman was the Vice President of Business Development at Notable Labs, LLC (the "**Notable Labs**") from August 2018 to January 2019. Notable Labs, LLC is an oncology startup (and a company in Bioverge's portfolio) where Mr. Littman led the development of global corporate partnerships and contributed to the strategic vision of Notable Labs as part of the Senior Leadership Team. Mr. Littman oversaw business development at Notable Labs through the successful completion of the company's $40 million Series B and was instrumental in negotiating multiple term sheets to in-license clinical stage oncology assets.

Previously, Mr. Littman was a member of the Executive Leadership Team and Director of Business Development at the California Institute for Regenerative Medicine (the **"CIRM"**) from November 2012 to August 2018. As part of CIRM's Executive Leadership team, Mr. Littman helped develop a five-year strategic plan for managing and deploying CIRM's three-billion-dollar plans involving the organization's discovery, translational, clinical stage stem cell, and regenerative medicines programs. At CIRM, Mr. Littman was the Head of the Therapeutics Group and oversaw a team responsible for managing over 40 clinical stage therapies totaling over $500 million of CIRM investment. Prior to managing the Therapeutics Group, Mr. Littman oversaw the Strategic Infrastructure Group and was responsible for managing over $125 million of infrastructure programs, including: $30 million Stem Cell Center (partnership with IQVIA), $24 million Alpha Stem Cell Clinical Network (partnership with UCLA, UCSD, City of Hope, UC Irvine), $32 million iPSC Bank (partnership with Fujifilm), and $40 million Genomics Center of Excellence (partnership with Stanford).

Prior to CIRM, Mr. Littman was a healthcare investment banker at Thomas Weisel Partners and Deutsche Bank and worked on transactions totaling over one billion dollars. His primary focus was on strategic advisory and public and private financings. Mr. Littman received a Master of Science in Biotechnology from The Johns Hopkins University, and a Bachelor of Arts in Molecular, Cellular and Development Biology from the University of Colorado, Boulder. Mr. Littman worked in a virology lab during his time at CU Boulder.

Richard Gibb

Positions within Bioverge

Dates	Position	Responsibilities
08/17/17 - Present	Co-founder & COO	Managing day-to-day operations

Business Experience

Rick Gibb is Co-Founder and Managing Director of Bioverge, a venture capital fund that invests exclusively in early-stage healthcare start-ups. With a portfolio spanning biotech, medtech, digital therapeutics, healthcare IT and services, Rick is passionate about identifying, advancing, and democratizing investor access to companies with promising potential to transform healthcare.

Prior to founding Bioverge, Rick worked at Stanford University's Office of the CFO as a Senior Venture Fund Analyst where he was involved in the management and oversight of two venture funds – President's Venture Fund and Stanford-StartX Fund. The President's Venture Fund (PVF) is mandated to invest in technologies originating at Stanford University and licensed out of the Office of Technology Licensing. The Stanford-StartX Fund invests in ventures affiliated to Stanford University by way of their leadership teams being Stanford faculty or alumni. Across both of these funds, Rick was primarily involved with investment sourcing, due diligence, and portfolio management, investing $450M in aggregate across more than 400 companies. This further included providing ongoing support by connecting them to elite talent, fundraising opportunities and strategic partnerships, as well as stewarding long-term strategic plans and operating roadmaps to achieve commercialization, a stronger innovation pipeline, and enhanced product-market fit.

Notable highlights include leading seed-stage investments into Personalis (precision medicine and cancer genomics company; co-investors: Lightspeed; NASDAQ: PSNL; 30x), Kodiak Sciences (antibody therapies to treat and prevent blindness; NASDAQ: KOD; 23x), Oculeve (ocular stimulation to treat dry eye disease; acquired by Medtronic; 14x), Genapsys (desktop DNA sequencing; 19x), HeartFlow (real-time digital modeling of coronary arteries; co-investors: Medtronic, USVP, GE Ventures; $2B+ valuation), and Orca Bio (cellular therapies to treat cancer and autoimmune disorders; co-investors: Lightspeed, Data Collective, 8VC).

Prior to this, Rick was a part of the Licensing team at Stanford University's Office of Technology Licensing (OTL). The OTL receives and evaluates over 500 invention disclosures each year to assess their commercial feasibility and potential. Royalties from successful licensing are collected and distributed to the inventors, their departments and schools. At the OTL, he managed a portfolio of 300+ technologies across their full lifecycle to support them with critical expertise in IP strategy, marketing, business development, licensing, fundraising and commercialization. Rick holds a Master's Degree in Biotechnology from The Johns Hopkins University, and graduated from Rice University with a B.S. in Bioengineering and Biomedical Engineering.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Neil Littman owns 5,250,000 shares of Class A Common Stock, representing a voting power of 41.2%. Richard Gibb owns 3,500,000 shares of Class A Common Stock, representing a voting power of 27.5%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Bioverge, Inc. (collectively, the "Company" or "Bioverge"), is a corporation organized on August 17, 2017, under the laws of Delaware. The Company was formed to facilitate investments in early-stage healthcare companies via an online venture capital and equity crowdfunding investment platform. Bioverge Funds Management, LLC, a limited liability company formed under the laws of Delaware on June 3, 2016, is a wholly owned subsidiary of the Company and operates as an Exempt Reporting Advisor (**"ERA"**) in the State of California. Bioverge Portal, LLC a limited liability company formed under the laws of Delaware on March 27, 2018, is a wholly owned subsidiary of the Company and is registered funding portal with the Securities and Exchange Commission (**"SEC"**) and a member of the Financial Industry Regulatory Authority (**"FINRA"**). Our ERA, Bioverge Funds Management, LLC, engages in Regulation D investments. Bioverge uses a syndication model to enable access and democratize the investing landscape for investors interested in investing in early-stage healthcare companies. Bioverge creates special purpose vehicles, or Bioverge Funds (**"Funds"**), to provide investors access to highly vetted investment opportunities.

The purpose of the Funds is to aggregate accredited investors into a single group, which enables Bioverge to keep the investment minimums low for our Limited Partners (**"LPs"** or **"Members"**). This structure is also advantageous for the companies, since only the Bioverge Fund will appear on the company's capitalization table. These Funds may make offerings pursuant to Section 4(a)(2) of the Securities Act of 1933 (the **"Securities Act"**) or a rule promulgated thereunder, such as Rule 506(b) or Rule 506(c). Under Regulation D offerings, only accredited investors are permitted to invest in a Bioverge Fund. Bioverge offers our Members access to invest in a Bioverge Fund related an investment in a specific company, or the ability to invest in a multi-company Access Fund, which typically invests in a portfolio of at least 10 companies. Bioverge's compensation model on Regulation D investments is similar to traditional venture capital funds and comes from the combination of management fees and carried interest, which is a share of the profits upon a successful investment exit. There is also a standard administrative fee charged to investors to cover the costs of operating the Fund over the entire life of the entity, including regulatory filings, accounting, and K-1 distribution, which is shared with our third-party fund administrator.

Pursuant to Rule 302(b) of SEC Regulation Crowdfunding ("Reg CF") under the Securities Act (Title III of the JOBS Act), Bioverge Portal, LLC engages with issuers to conduct equity crowdfunding offerings. For Reg CF offerings, Bioverge typically receives compensation from the issuer of securities, including percentage of total capital raised for Regulation Crowdfunding offerings, in the form of cash and equity, and an upfront fee plus deferred revenue that Bioverge collects when the offering is complete. The percentage Bioverge charges may fluctuate between 5-12% based on the method of investment and fees associated.

5. How many employees does the Company currently have? (§ 227.201(e))

Bioverge currently has 2 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Material factors that make an investment in Bioverge, Inc. speculative or risky:

1.   We are an early-stage company and have not yet generated any profits. Bioverge was formed in 2017. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bioverge has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

2.   Our financials were prepared on a "going concern" basis. Certain matters, as described in the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. We have not generated profits since inception, and we have had a history of losses. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

3.   Any valuation of the company at this stage is difficult to assess. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

4.   We operate in a regulatory environment that is evolving and uncertain. The regulatory framework for crowdfunding is very new and the Company's operations are subject to new laws, regulation, and compliance. Significant changes to regulations governing the way the Company derives revenues and conducts its business could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company's operations.

5.   We operate in a highly regulated industry. We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further, our subsidiary

Bioverge Portal, LLC is registered as a funding portal and our subsidiary Bioverge Funds Management, LLC operates as an exempt reporting advisor ("**ERA**"). As a funding portal and ERA, we have to comply with stringent regulations, and the operation of our funding portal and ERA exposes us to a significant amount of liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines. In addition, some of the restrictions and rules applicable to our subsidiaries could adversely affect and limit some of our business plans

6.   We may be liable for misstatements made by issuers. Under the Securities Act and the Exchange Act, issuers making offerings through our funding portal may be liable for including untrue statements of material facts or for omitting information that could make the statements misleading. This liability may also extend in Regulation Crowdfunding offerings to funding portals, such as our subsidiary. Even though due diligence defenses may be available; there can be no assurance that if we were sued, we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business. Moreover, even if we are not liable or a party to a lawsuit or enforcement action, some of our clients may be subject to such proceedings. Any involvement we may have, including responding to document production requests, may be time consuming and expensive. Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents. Some of the investment opportunities posted on our platform are open to non-U.S. residents. We have not researched all the applicable foreign laws and regulations, and we have not set up our structure to be compliant with foreign laws. It is possible that we may be deemed in violation of those laws, which could result in fines or penalties as well as reputational harm. This may limit our ability in the future to assist companies in accessing money from those investors, and compliance with those laws and regulation may limit our business operations and plans for future expansion.

7.   Bioverge's product offerings are relatively new in an industry that is still quickly evolving. The principal securities regulations that we work with, Rule 506(b), Rule 506(c), and Regulation Crowdfunding, have only been in effect - with the exception of Rule 506(b) - in their current form since 2013, in the case of Rule 506(c) and 2016 in the case of Regulation Crowdfunding. Our ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors, and favorable changes in the regulatory environment.

8.   We have an evolving business model. Our business model is one of innovation, including continuously working to expand our product lines and services to our clients. It is unclear whether these services will be successful. Further, we continuously try to offer additional types of services, and we cannot offer any assurance that any of them will be successful. From time to time we may also modify aspects of our business model relating to our service offerings. We cannot offer any assurances that these or any other modifications will be successful or will not result in harm to the business. We may not

be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

9.   We are reliant on one main type of service. All our current services are variants on one type of service — providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We depend on key personnel and face challenges recruiting needed personnel. Our future success depends on the efforts of a small number of key personnel, including our Founder and Chief Executive Officer, Neil Littman, and our Co-founder and Chief Operating Officer, Richard Gibb. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

10.   Bioverge and its providers are vulnerable to hackers and cyber-attacks. As an internet- based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Bioverge platform or in its computer systems could reduce the attractiveness of the Bioverge platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider or on Bioverge could harm our reputation and materially negatively impact our financial condition and business. Transactions can also be subject to fraud and theft.

11.   Bioverge currently relies on third-party vendors for escrow and technology services. We currently rely on Loon Creek Capital Group, LLC and Prime Trust to provide fund administrative and technology services for processing investment transactions (e.g., processing credit card and payments, electronic execution of the subscription agreements, etc.) and all escrow services related to offerings on our platform. Any change in this relationship will require us to find another technology service provider, escrow agent and escrow bank. This may cause us delays as well as additional costs in transitioning our technology.

12.   We are dependent on general economic conditions. Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

13.   We face significant market competition. We facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not

the only way to address helping start-ups raise capital, and the company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

14. We may not be able to protect all our intellectual property. Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

15. If the company cannot raise sufficient funds, it will not succeed. Even if the maximum offering amount is raised under this offering, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only a portion of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We do not have any alternative sources of funds committed.

16. There is only a small minimum amount set as a condition to closing this offering. Because this is a "best efforts" offering with only a small minimum amount, we will have access to any funds tendered once we received this minimum amount of commitment from investors. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

17. There is no current market for our stock. There is no formal marketplace for the resale of our stock. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment.

18. The Company may never receive a future equity financing. The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

19.   Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

20.   Voting control will be given to a small number of shareholders. Investors in this platform would not be able to influence our policies or any corporate matters, including the election of directors, changing to our company governance documents, expanding employee option pool, or actions including mergers, consolidation, asset sales and other major actions requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

21.   The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

23.   Our business could be adversely affected by the effects of health epidemics, including the COVID-19 outbreak, in regions where we, or third parties on which we rely have business operations. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business, and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

25.   Misconduct by our employees is difficult to detect and deter and could harm our business, future results of operations or financial condition. Misconduct by our employees could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm.

26.   We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, future cash flows and future results of operations. These risks include: (a) the volatility of domestic and international financial, bond and stock markets; (b) extensive governmental regulation; (c) litigation; (d) intense competition; (e) poor performance of securities that we recommend or privately place; (f) substantial fluctuations in the volume and price level of securities; and (g) dependence on the solvency of various third parties. As a result, our future revenues and earnings may vary significantly from quarter to quarter and from year to year.

27.   We may not be able to manage future growth effectively. If our business plan is successful, we may experience significant growth in a short period of time. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues

may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

The Company completed an offering of securities on March 1, 2022 under Regulation CF through Netcapital Funding Portal Inc. ("Portal"), raising a total of $744,806.

Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company raised $744,806 in a Regulation CF offering completed on March 1, 2022.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights

Class A Common Stock	10,000,000	8,785,000	Yes	Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Holders of Class A Common Stock shall have the exclusive right to nominate members of the board of directors of the Company at any annual or special meeting of stockholders of the Company or by written consent in lieu of a meeting of stockholders of the Company and to remove with or without cause any member of the board of directors of the Company. Once nominated for directorship a nominee shall be elected as a director by a vote of the outstanding Class A Common Stock and Class B Common Stock voting together as a single class. Please see "BIOVERGE, INC. AMENDED AND RESTAT ED CERTIFICATE OF INCORPORATION" for further disclosure.
Class B Common Stock	25,000,000	2,556,534	Yes	Each holder of shares of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Please see "BIOVERGE, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION" for further disclosure.
Preferred Stock	15,000,000	0	No	The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class or series of Preferred Stock of the Corporation. Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation without the need to obtain stockholder approval or, to the extent permitted by the

					"General Corporation Law of Delaware", any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors without the need to obtain shareholder approval prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware. Please see "BIOVERGE, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION" for further disclosure.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Option incentive plan		1,250,000

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

Class B Common Shares include the conversion of all SAFE Agreement holders who have elected to convert, or are expected to convert, their SAFE Agreements into Class B Common Shares. SAFE Agreements (with a $5 million cap, and a 20% Discount) have converted, or are expected to convert, into 1,067,946 Class B Common Shares representing 8.5% fully diluted ownership. SAFE Agreements ($8M cap, 20% Discount) have converted, or are expected to convert, into 878,983 Class B Common Shares representing 7.0% fully diluted ownership.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

We utilized three valuation methodologies: discounted cash flow, sum -of-the-parts, and comparable company analysis.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Bioverge, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Bioverge and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
n/a	n/a	n/a	n/a

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
2017-2020	SAFE Agreements	$1,363,520	Reg D, 506(b)	General corporate purposes.
2021-2022	Class B Common Stock	$744,806	Regulation Crowdfunding	General and administrative, product development, sales and marketing and intermediary fees.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts divided by the conversion price into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $5,000,000 or $8,000,000 pre-money valuation, as applicable, on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing. In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the price per share in the liquidation event.

The majority of SAFE holders have elected to convert, or are expected to convert, their SAFE Agreements into Class B Common Shares.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The accompanying consolidated financial statements have been prepared by the Company's CEO on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $544,865 and $432,913 for the years ended December 31, 2021 and 2020, respectively, has negative cash flows from operations, and has an accumulated deficit of $1,237,689 of December 31, 2021.

However, the company has been able to generate $236,204 and $68,795 in net revenues for the years ended December 31, 2021, and 2020. Showing a year-over-year 243% growth in revenue. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. We have been successful in raising capital via SAFE investments and our recent equity crowdfunding offering. On December 31, 2021, total investments amounted to $2,234,094. We arrived at the valuation for Bioverge by conducting detailed financial analysis utilizing several valuation methodologies, including discounted cash flow ("DCF"), sum-of-the-parts, and by reviewing and analyzing comparable companies. DCF is a valuation method used to estimate the value of an investment based on its expected future cash flows. DCF analysis attempts to figure out the value of an investment today, based on projections of how much money it will generate in the future. While the DCF valuation methodology is standard, it has limitations, primarily that it relies on estimations on future cash flows, which could prove to be inaccurate. The sum-of-the-parts valuation (SOTP) is a process of valuing a company by determining what its aggregate divisions would be worth if they were spun off or acquired by another company.

This is appropriate since Bioverge operates an online venture capital business as well as an equity crowdfunding portal. Finally, a comparable company analysis (CCA) was performed to evaluate the value of the Company using the metrics of other businesses of similar size in the same industry. Comparable company analysis operates under the assumption that similar companies will have similar valuation multiples.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Bioverge, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Bioverge, Inc. will file a report electronically with the SEC annually and post the report on its web site (www.bioverge.com) no later than 120 days after the end of each fiscal year covered by the report.

UNAUDITED FINANCIAL STATEMENTS

INCOME STATEMENT		2021		2020	
Net revenue	$	236,204	$	68,795	
Operating Expenses					
General & administrative, softwre, operations	$	662,299	$	464,089	
Sales & marketing	$	128,176	$	34,529	
Total Operating Expenses	$	790,475	$	498,618	
Loss from operations	$	(554,271)	$	(429,823)	
Other Income (Expense)					
Interest expense	$	9,406	$	(3,090)	
Total Other Income / (Expense)	$	9,406	$	(3,090)	
Provisions for income taxes	$	-	$	-	
Net Loss	$	(544,865)	$	(432,913)	

BALANCE SHEET	2021	2020
ASSETS		
Current Assets		
Cash and cash equivalents	$ 602,622	$ 570,343
Prepaid expenses	$ 4,350	$ 2,842
Accounts receivable	$ 83,058	$ 7,034
Subscriptions receivable	$ -	$ -
Other current assets	$ 106,881	$ -
Total current assets	$ 796,911	$ 580,219
Non-Current Assets		
Investments	$ 217,168	$ 188,307
Software, net	$ 121,724	$ 207,096
Other non-current assets	$ -	$ -
Total Non-Current Assets	$ 338,892	$ 395,403
Total Assets	$ 1,135,604	$ 975,622
LIABILITIES AND STOCKHOLDERS' EQUITY / (DEFICIT)		
Liabilities		
Current Liabilities		
Accrued expenses	$ 11,077.00	$ 20,453
Accounts payable	$ 8,664	$ 2,173.00
Deferred revenue	$ 168,286	$ 46,390
PPP loan payable	$ -	$ 20,002
Convertible note payable, related parties	$ 123,702	$ 123,702
Accrued interest payable, related parties	$ 8,387	$ 8,387
Total Current Liabilities	$ 320,116	$ 221,107
Long-term Liabilities		
SAFE agreement liability	$ 1,363,520	$ 1,363,520
Total Long-term Liabilities	$ 1,363,520	$ 1,363,520
Total Liabilities	$ 1,683,636	$ 1,584,627
Shareholders' Equity / (Deficit)		
Common Stock, $0.00001 par, 10,000,000 shares		
authorized, 8,785,000 and 8,780,000 shares		
issued and outstanding, 8,776,042 and 7,302,083		
vested, as of December 31, 2021 and 2020, all		
respectively	$ 88	$ 88
Additional paid-in capital	$ 830,536	$ 83,731
Accumluated deficit	$ (876,477)	$ (692,824)
Total Shareholders' Equity / (Deficit)	$ (45,853)	$ (609,005)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY / (DEFICIT)	$ 1,135,604	$ 975,622

STATEMENT OF CASH FLOWS		2021		2020
Cash Flows From Operating Activities				
Net Loss	$	(571,497)	$	(432,913)
Adjustments to reconcile net loss to net cash used in operating activities:				
Changes in operating assets and liabilities				
Change in prepaid expenses	$	(1,508)	$	(2,842)
Change in accounts receivable	$	-	$	(2,036)
Change in accrued expemses	$	-	$	17,254
Change in accounts payable	$	(1,637)	$	2,173
Change in deferred revenue	$	49,008	$	46,390
Change in accrued interest income	$	-	$	3,092
Change in other current assets	$	(7,799)	$	-
Net cash used in operating activities	$	(533,433)	$	(368,882)
Cash Flows From Investing Activities				
Website development costs	$	(66,230)	$	(86,520)
Distributions received on cost basis investments	$	49,382	$	10,360
Purchase of cost basis investments	$	(18,500)	$	(61,000)
Net Cash Used In Investing Activities	$	(35,348)	$	(137,160)
Cash Flows From Financing Activities				
Proceeds from issuance of SAFEs	$	-	$	790,000
Proceeds from issuance of Class B Common Stock	$	746,805	$	-
PPP loan proceeds	$	-	$	20,002
Net Cash Provided By Financing Activities	$	746,805	$	810,002
Net Change In Cash	$	178,024	$	303,960
Cash at Beginning of Period	$	570,343	$	266,383
Cash at End of Period	$	748,367	$	570,343

NOTE 1: NATURE OF OPERATIONS

Bioverge, Inc. (collectively with its subsidiaries, the "Company"), is a corporation organized on August 17, 2017 under the laws of Delaware. The Company was formed to facilitate investments in healthcare companies under its venture platform model. Bioverge Funds Management, LLC, a limited liability company formed under the laws of Delaware on June 3, 2016, is a wholly owned subsidiary of the Company. Bioverge Portal, LLC a limited liability company formed under the laws of Delaware on March 27, 2018, is a wholly owned subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Bioverge, Inc., along with its wholly owned subsidiaries: Bioverge Funds Management, LLC and Bioverge Portal, LLC. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business. The Company's operations are subject to new laws, regulations, and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the Company negatively.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded no allowances against its accounts receivable balances as of December 31, 2021 and 2020.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company considers the carrying values of its short-term financial instruments to approximate fair value because they generally expose the Company to limited credit risk, because of the short period of time between origination of the financial assets and liabilities and their expected settlement, or because of their proximity to acquisition date fair values.

The Company's investment assets that are considered at current fair value as of December 31, 2021 and 2020 were $217,168 and $188,307, respectively.

Investments - Other

The Company has made various investments in privately held companies in the form of convertible note agreements and simple agreements for future equity. The Company's accounting for investments in other investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as these instruments do not have readily determinable fair values and are expected to convert into stock in the future. Accordingly, the Company accounts for these investments using the cost method, less adjustments for impairment. The Company made investments of $45,000 and $61,000 during the years ended December 31, 2021 and 2020, respectively. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2021 and 2020. The carrying amount for the investments was $217,168 and $188,307 as of December 31, 2021 and 2020, respectively.

Software

Software development costs to develop software used to deliver our services are capitalized in accordance with ASC 350-40. Capitalization commences after completing the planning stage, it is probable that the project will be completed, it is established that the software will perform as intended and that it has recoverable value. Software development costs are recorded at cost. All software development costs remain in development and have not yet been deployed as of

December 31, 2021.

Accordingly, the Company has not yet commenced amortization of these assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company's software development consisted of the following as of December 31, 2021 and 2020 $121,724 and $207,096, respectively.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives revenues from events, management fees, membership fees, and campaign services.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company's subsidiaries are limited liability companies treated as partnerships for federal and state income tax purposes with all income tax liabilities and/or benefits of the Companies being passed through to the Company, with the exception of Bioverge Funds Management, LLC where from its June 3, 2016 inception until May 23, 2019, at which time the LLC interests were transferred from the founders to the Company, where the activity in this entity was passed to the beneficial owners over that period. From the period of May 23, 2019 through December 31, 2019 all tax liabilities and/or benefits of Bioverge Funds Management, LLC was passed through to the Company.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2021 and 2020.

The Company files U.S. federal and state income tax returns. The 2021 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In January 2016, the FASB issued ASU 2016-01, which codifies the financial accounting and reporting guidance for certain equity investments in a new topic, ASC 321, Investments – Equity Securities. ASU 2016-01 changes accounting for equity investments, financial liabilities under the fair value option, and presentation and disclosure requirements for financial instruments. ASU 2016-01 does not apply to equity investments in consolidated subsidiaries or those accounted for under the equity method of accounting. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Equity investments with readily determinable fair values will be measured at fair value with changes in fair value recognized in net income. Under the provisions of ASU 2016-01, the Company has elected to measure all of its equity investments without readily determinable fair values at cost adjusted for changes in observable prices minus impairment. Changes in measurement of equity investments without readily determinable fair values will be recognized in net income/(loss). Equity investments without readily determinable fair values are recorded within Investments in non-current assets on the consolidated balance sheets. We have not elected the fair value option for financial liabilities with instrument-specific credit risk. Companies must assess valuation allowances for deferred tax assets related to available-for-sale debt securities in combination with their other deferred tax assets. The Company adopted ASU 2016-01 effective January 1, 2019.

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements, including the consideration of costs and benefits. ASU 2018-13 will become effective for interim and annual reporting periods beginning on January 1, 2020. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty will be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments will be applied retrospectively to all periods presented upon their effective date. The Company adopted ASU 2018-13 effective January 1, 2020.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits or significant revenues, has sustained net losses of $544,865 and $432,913 for the years ended December 31, 2021 and 2020, respectively, has negative cash flows from operations and has an accumulated deficit of $876,477 as of December 31, 2021. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

<u>Stock Issuances</u>

In 2021 and 2020, the Company issued 45,000 and 5,000 shares of common stock, respectively, to service providers and consultants of the Company for services rendered. These issuances contain vesting provisions providing pro rata vesting of the shares over a 24-month period, subject to a three- month cliff where 3/24 of the shares vest on the 3-month anniversary of issuance.

At inception, the Company issued its two founders a total of 8,750,000 shares of common stock. These issuances contain vesting provisions providing pro rata vesting of the shares over a 48-month period, which ended in 2020.

No compensation costs were recorded as the Company determined the fair value of the stock granted as of the issuance dates was de minimus.

<u>Equity Compensation Plan</u>

The Company adopted the 2017 Stock Incentive Plan (the "Plan"). The Plan permits the grant of incentive stock options, non-qualified stock options, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock options and restricted stock having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

NOTE 5: SAFE AGREEMENTS

In 2020, 2019, and 2018, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $775,000, $403,520, and $185,000, respectively. The SAFE Agreements entitle the holders to convert the SAFE agreements into the Company's preferred stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts divided by the conversion price into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the purchase amount divided by the price per share determined by the lesser of: a) a pre-money valuation ($5,000,000 on $588,520 of the SAFE agreements, $8,000,000 on $775,000 of the SAFE agreements) on the Company's then outstanding fully diluted capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of shares determined by dividing the purchase amount by the price per share determined from a pre-money valuation ($5,000,000 on $588,520 of the SAFE agreements, $8,000,000 on $775,000 of the SAFE agreements) on the Company's then outstanding fully diluted capitalization (as further defined in the SAFE agreements).

In the case of a dissolution event (as defined in the SAFE agreements), SAFE holders are entitled to payment of up to the purchase amounts in priority to common stockholders.

NOTE 6: NOTES PAYABLE

Convertible Note

On April 15, 2018, the Company entered into convertible note agreements with one of the co-founders and his father totaling $123,702. The note agreements bear interest at 2.5% and have a maturity date of upon demand of the noteholders on or after two years after issuance (April 2020). As of December 31, 2020, demand has not yet been made. The terms provide for conversion at the holders' election of the convertible note agreements into the Company's preferred stock if and upon a qualified equity financing event of $750,000 or greater. The number of shares of stock the convertible notes convert into is the then outstanding principal and interest divided by the price per share determined by a 20% discount to the share pricing in the triggering equity financing.

Upon a corporate change of control (as defined in the note agreements), the notes' balances will, at the holder's option, be either: A) due and payable immediately prior to the closing of such change in control or B) converted into shares of the Company's common stock at a conversion rate of either the pricing in the triggering event or at a $3,000,000 valuation on the Company's then outstanding fully diluted capitalization.

As of December 31, 2021, the convertible note agreements were converted into 145,334 representing 1.2% fully diluted ownership.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: PPP LOAN AND COVID-19

On May 4, 2020, the Company secured a loan through the Small Business Administration ("SBA") under the Payroll Protection Program. The loan was for total principal of $20,022, had a 24-month term, and bears interest at 1.00%. No payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal payments of principal and interest, commencing on the first business day after the end of the deferment period. During 2020, the Company has applied for forgiveness and is awaiting a response from the SBA. The Company will recognize the loan as non-operating income if and upon receiving forgiveness. The amount outstanding on the loan as of December 31, 2020 was $20,022 and was subsequently forgiven in 2021 with no outstanding remaining balance as of December 31, 2021

A worldwide pandemic was declared on March 10, 2020 on COVID-19. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company has risks and uncertainties due to the unknown future effects the pandemic could have on its business.

NOTE 9: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through April 26, 2022. In April of 2022, the Company received an additional $125,000 of investment in the form of Crowd Safes. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements.

[SIGNATURE PAGE FOLLOWS]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Neil Littman
_____
(Signature)

Neil Littman
_____
(Name)

President and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Neil Littman
_____
(Signature)

Neil Littman
_____
(Name)

President and CEO
_____
(Title)

April 27, 2022
_____
(Date)